

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2021

Daniella Strygina
President
Glidelogic Corp.
21/1 Erkindik Ave, ste. 187
Bishkek, Kyrgyzstan 720000

Re: Glidelogic Corp.
Registration Statement on Form S-1
Filed March 26, 2021
File No. 333-254750

Dear Ms. Strygina:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed March 26, 2021

Prospectus Cover Page, page 3

1. Given that you have no revenues, nominal assets and limited operations, it appears that you are a shell company, as defined by Rule 405 of Regulation C. Please prominently disclose that you are a shell company on your prospectus cover page and revise your disclosure in your prospectus accordingly. We note, for example, that you reference sales of common stock by your shareholder relying upon the exemption under Rule 144 on page 17. Please note as a shell company, your shareholder is prohibited from relying on the Rule 144(i) exemption to sell her restricted shares.

Risk Factors, page 8

2.   Please add a risk factor that addresses the immediate dilution that shareholders of your common stock will incur upon purchase of your shares in this offering.

3.   Please clarify if you are intending to voluntarily register your common stock under Section 12(g) of the Exchange Act by filing a Form 8-A. Please also clarify your future filing obligations. For example, if you do not intend to register your common stock under Section 12(g), you may not be required to file information or proxy statements, beneficial ownership reports, or be subject to the short-swing profits or tender offer rules under Sections 14 and 16 of the Exchange Act. Further, your periodic reporting obligations may be automatically suspended under Section 15(d) of the Exchange should your total holders of record fall below 300 shareholders under certain circumstances.

Description of Business, page 20

4.   You reference your "showpiece" application, a messenger application, and list features that this product will feature. Please clarify the current status of the development of your messenger application and whether any of the features currently exist or are available in a prototype form. You should clarify features that have not been developed and are uncertain if they will ever be incorporated in your product.

5.   You refer to your messenger application to use "blockchain technologies" to provide privacy and security to your users. Please provide more detail as to how blockchain technologies will be used in your applications and the stage of development of such technology. Please also address any known business risks and challenges, including any known trends or uncertainties of the development and use of such blockchain technologies in your products. Consider adding a risk factor that addresses whether you will be able to successfully develop and incorporate such technologies.

Financial Statements, page 34

6.   Your disclosure on page 31 states that Ms. Strygina has advanced funds to you that will be repaid from revenues of operations if and when you generate revenues to pay the obligation. Please clarify how these advances and their terms are reflected in your financial statements and notes to financial statements.

Note 9 - Subsequent Events, page F-9

7.   Your disclosure states that you have determined that you do not have any material subsequent events to disclose in the financial statements other than share issuance. Please clarify your disclosure to describe the shares that were issued subsequent to January 31, 2021.

Exhibits

8.   Please provide an opinion of counsel as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and non-assessable. Please refer to Item 601(b)(5) of Regulation S-K.

General

9.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Robert J. Zepfel